File No.

                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                              FORM U-1


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National Fuel Gas Company                    Leidy Hub, Inc.
30 Rockefeller Plaza                         10 Lafayette Square
New York, NY 10112                           Buffalo, NY 14203

               (Name of company filing this statement
            and address of principal executive offices)



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                     NATIONAL FUEL GAS COMPANY

              (Name of top registered holding company)



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Walter E. DeForest, President           Anna Marie Cellino, Secretary
Leidy Hub, Inc.                         National Fuel Gas Company
10 Lafayette Square                     10 Lafayette Square
Buffalo, NY 14203                       Buffalo, NY 14203

            (Names and addresses of agents for service)

It is respectfully requested that the Commission send copies of all notices, orders and communications to:

                      James R. Peterson, Esq.
                             Suite 1500
                        10 Lafayette Square
                         Buffalo, NY 14203

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                              OUTLINE

Item 1.   Description of Proposed Transactions.

     A.   SUMMARY OF JURISDICTIONAL TRANSACTIONS

     B.   SUMMARY OF NON-JURISDICTIONAL TRANSACTIONS

     C.   RELATED UNITED STATES TRANSACTIONS

     D.   FORMATION AND OPERATION OF CANDOCO

     E.   FORMATION AND OPERATION OF OTHER ENTITIES
          (1) Enerchange Canada
          (2) QuickTrade Canada
          (3) Operating the Electronic Trading System
          (4) Other and Incidental Activities

     F.   PURCHASE AGREEMENT FOR CANDOCO

     G.   PARENT GUARANTEES

     H.   ANALYSIS
          (1) Satisfaction of Requirements of Section 10(b) and 10(c)
          (2) Applicability of the Gas Related Activities Act

     I.   RULE 16 EXEMPTIONS
          (1) Candoco's Rule 16 Exemption
          (2) Enerchange Canada's Rule 16 Exemption
          (3) QuickTrade Canada's Rule 16 Exemption

     J.   FINANCING

Item 2.   Fees, Commissions and Expenses.

Item 3.   Applicable Statutory Provisions.

Item 4.   Regulatory Approval.

Item 5.   Procedure.

Item 6.   Exhibits and Financial Statements.

Item 7.   Information as to Environmental Effects.

SIGNATURES




     National Fuel Gas Company ("National"), is a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("Act"). National's wholly-owned subsidiary, Leidy Hub, Inc. ("LHI") has joined this application/declaration to the Securities and Exchange Commission
(the "Commission").

Item 1.   Description of Proposed Transactions.

A.   SUMMARY OF JURISDICTIONAL TRANSACTIONS

     National and LHI are proposing and asking for Commission approval of the following transactions (the "Proposed
Transactions"), described below in more detail:

          (i) LHI would enter into a Purchase Agreement ("Purchase Agreement", copy attached as Exhibit A-7) with NICOR Hub Services, Inc. ("NICOR", an Illinois corporation wholly-owned by NICOR, Inc.). After approval of this application/declaration, LHI would thereby acquire a 29.59184% Member Interest in CanDuCo Company, a Nova Scotia unlimited liability company ("CanDuCo"). This Proposed Transaction would have been authorized by Rule 58, except that Rule 58 limits "gas-related companies" to United States activities. Although this is a Canadian transaction, all dollar amounts in this application/declaration refer to United States dollars.

     For the convenience of the Commission, a chart illustrating the proposed transaction above, for which LHI is seeking Commission approval, as well as related transactions described in B(i) and
(ii), has been included as Exhibit E-1.

          (ii) From time to time, LHI or National may guarantee a portion of the trade obligations of QuickTrade Canada Limited
Partnership, an Alberta Limited Partnership ("QuickTrade Canada"), Enerchange Canada Inc., an Alberta Corporation ("Enerchange Canada") and/or CanDuCo.

     The Proposed Transactions would result from LHI's entering into the Purchase Agreement. This application/declaration is filed (i) to seek authority for LHI to enter into and perform the Purchase Agreement, and (ii) to seek authority for LHI or National to guarantee a portion of the trade obligations of QuickTrade Canada, CanDuCo, and/or Enerchange Canada, from time to time, to the extent management elects to do so.

B.   SUMMARY OF NON-JURISDICTIONAL TRANSACTIONS

     In addition to the Proposed Transactions, other related transactions will occur, or have occurred. These transactions do not require Commission approval, but are described to provide the context within which the Proposed Transactions would occur.

     For the convenience of the Commission, the related transactions described in (i) and (ii), as well as the proposed transaction described in A(i), are reflected on a chart provided as Exhibit E-1.

          (i) QuickTrade Canada has acquired assets, including an electronic natural gas trading system, from Energy Exchange, Inc., an unaffiliated Alberta corporation ("EEI Canada").

          (ii) CanDuCo will acquire a Limited Partner Interest of 48.51% of QuickTrade Canada.

          (iii) LHI and/or National may make additional capital contributions to CanDuCo, pursuant to Rule 45, and/or make loans to CanDuCo, pursuant to Rule 52. NICOR and Pacific Enerchange ("PE", a California corporation wholly-owned by Pacific Enterprises) will own the remaining ownership interests in CanDuCo.

     Enerchange Canada is an Alberta corporation with an office in Calgary, Alberta, and is a wholly-owned subsidiary of Enerchange, L.L.C., a Delaware limited liability company ("Enerchange US"). The Commission approved LHI's acquisition of a 14.5% Member Interest in Enerchange US in a previous proceeding (File No. 70-8655, HCAR No. 35-26365, August 31, 1995, the "Enerchange US Proceeding"). Hub Services, Inc. (a wholly-owned subsidiary of NGC Corporation), NICOR and PE own the remaining ownership interests in Enerchange US.

     QuickTrade Canada is an Alberta limited partnership with an office in Calgary, Alberta. The limited partner of QuickTrade
Canada is NGC Canada Inc. (a wholly-owned subsidiary of NGC
Corporation) and Enerchange Canada is the general partner in QuickTrade Canada. As stated in B(ii) above, CanDuCo will acquire a 48.51% limited partner interest in QuickTrade Canada.

C.   RELATED UNITED STATES TRANSACTIONS

     In the Enerchange US Proceeding, the Commission authorized LHI to acquire a 14.5% membership interest in the Enerchange US Proceeding. The Enerchange US Proceeding described the planned acquisition, pursuant to Rule 16, by Enerchange US of a 50% membership interest in QuickTrade L.L.C., a Delaware limited liability company ("QuickTrade US"). The electronic gas trading systems of QuickTrade US and QuickTrade Canada are operated together using essentially the same computer hardware and software.

     Enerchange US has since acquired, also pursuant to Rule 16, the remaining 50% of the beneficial ownership of QuickTrade US. The ultimate beneficial owners (including National) of Enerchange US and QuickTrade US will have the same proportions of beneficial ownership in Enerchange Canada and QuickTrade Canada. National's beneficial interest in all the operating entities (Enerchange US, Enerchange Canada, QuickTrade US and QuickTrade Canada) will be 14.5% of the outstanding ownership interests.

D.   FORMATION AND OPERATION OF CANDUCO

     CanDuCo will be formed on or about July 15, 1997. CanDuCo will be formed for the principal purpose of holding a limited partner interest in QuickTrade Canada, and any other legally permissible purpose.

     The other Members of CanDuCo will be NICOR and PE, who are two of the Members owning Enerchange US (as described in the Enerchange US Proceeding.)

     Although CanDuCo has not yet been formed, it is planned to be a Nova Scotia unlimited liability company named CanDuCo Company. LHI would be a member of CanDuCo with an ownership interest of 29.59184%. CanDuCo would in turn own 48.51% of QuickTrade Canada. After CanDuCo is formed, LHI may make additional capital contributions and/or loans to CanDuCo to enable CanDuCo to make capital contributions or loans to QuickTrade Canada.

     The operation of CanDuCo will be governed by Articles of Association. The terms of the articles will be substantially the same as those contained in the Enerchange US L.L.C. Agreement, approved by the Commission in the Enerchange US Proceeding. The CanDuCo Articles, will contain provisions similar to those in the Enerchange US L.L.C. Agreement concerning liability of Members, tax status, the governing body, powers of the Executive Committee, capital contributions, the establishing of capital accounts, distributions, the consequences of dissolution, the consequences of the withdrawal of a Member, the opportunity to purchase additional interests, as well as record keeping and record filing requirements. CanDuCo's Articles of Association will be filed as an exhibit to this application by amendment.


E.   FORMATION AND OPERATION OF OTHER ENTITIES

(1)  Enerchange Canada

     Enerchange Canada was formed on October 22, 1996, and became a wholly-owned subsidiary of Enerchange US on February 27, 1997, pursuant to Rule 16. LHI has a 14.5% ownership interest in Enerchange US.

(2)  QuickTrade Canada

     QuickTrade Canada was formed on February 27, 1997, for the purpose of providing an electronic trading and nomination system that can be accessed via computers for transactions at locations in Canada, as is provided in the United States by QuickTrade US.

     CanDuCo will acquire 48.51% of QuickTrade Canada, pursuant to Rule 16. The remaining interests in QuickTrade Canada will be owned by NGC Canada and Enerchange Canada.

     CanDuCo, Enerchange Canada and QuickTrade Canada do not plan to have any facilities, or provide any services, which are regulated by the Federal Energy Regulatory Commission ("FERC") or by any state commission.

(3)  Operating the Electronic Trading System.

     QuickTrade Canada recently acquired the assets of EEI Canada, consisting of an electronic trading and nomination system accessed via computer by buyers and sellers of natural gas to make and accept binding offers to buy or sell gas at specific locations in Canada. Subscribers to QuickTrade Canada's system can see, on-line in real time, the price at which gas is being sold at any location listed on the system (without being able to see the names of the parties involved). Subscribers can also nominate directly to pipelines to transport the gas being sold via the system.

     Entities in the gas business subscribe to QuickTrade Canada's on-line computer service, install in their computer(s) software provided by QuickTrade Canada, and receive training in the use of the system. Subscribers pay to QuickTrade Canada flat monthly subscription fees, and pay additional fees based on their actual usage of the system.

     The operations of QuickTrade Canada will be essentially the same as the operations of QuickTrade US described in the Enerchange US Proceeding, except that the transactions will be at locations in Canada.

     Profits and losses of QuickTrade Canada would be allocated in part to CanDuCo, which would in turn allocate those profits or losses to the Members of CanDuCo, including LHI. This allocation would be according to each Member's percentage of ownership, or their "allocable share".


 (4) Other and Incidental Activities.

     The CanDuCo Articles will reserve CanDuCo's rights to engage in other activities not prohibited by law, and to engage in activities which are incidental to the specified purposes of CanDuCo.


F.   PURCHASE AGREEMENT FOR CANDUCO

     If the Commission grants this application/declaration without the imposition of any conditions which make it impracticable to consummate the Proposed Transactions and enter into the Purchase Agreement, LHI will purchase an interest in CanDuCo at a closing (the "Closing"). At the Closing, NICOR will convey to LHI an "Allocable Share" amounting to 29.59184% of the total Allocable Shares of all the Members of CanDuCo.

     The Purchase Price has been agreed upon by both parties and is reflected in the attached financial exhibits and the Purchase Agreement. The applicant/declarants request confidential treatment, pursuant to Rule 104(b), for all financial exhibits and for the Purchase Agreement, a copy of which is filed herewith as Exhibit A-7. The Purchase Price is subject to adjustment depending on events occurring before the Closing.

G.   PARENT GUARANTEES

     National and LHI seek authorization from the Commission to allow National to act as guarantor of certain obligations of LHI, CanDuCo, Enerchange Canada and QuickTrade Canada, and to allow LHI to act as guarantor of certain obligations of CanDuCo, Enerchange Canada and QuickTrade Canada. National and its other subsidiaries have previously been granted similar authority pursuant to the provisions of the application/declarations and the Orders of the Commission dated November 12, 1993, HCAR No. 25922, and dated July 29, 1994, HCAR No. 35-26093 (collectively, the "Parent Guarantee Orders"). This application/declaration seeks to add these additional entities to the list of affiliates whose obligations can be guaranteed, without increasing the total dollar amount of guaranty authority.

     The obligations of LHI, CanDuCo, Enerchange Canada and QuickTrade Canada which might need to be guaranteed would be incurred as a result of the activities undertaken by QuickTrade Canada related to the supply of natural gas as delineated in the Gas Related Activities Act (see Item 1(H)(2) below). It is anticipated that whenever CanDuCo provides a guarantee, the guarantee would be provided 29.59184% by National and/or LHI, and 70.40816% by the other Members of CanDuCo (NICOR and PE) and/or their corporate parents. It is also anticipated that whenever QuickTrade Canada is required to provide a guarantee, the guarantee would be provided 48.51% by CanDuCo and 51.49% by the other owners of QuickTrade Canada (NGC Canada and Enerchange Canada) and/or their corporate parents.

     As a result, National and/or LHI might provide a guarantee based on 29.59184% of CanDuCo's 48.51% interest in QuickTrade Canada, and guarantees based on the other 70.40816% of CanDuCo's interest in QuickTrade Canada would be provided by the other Members of CanDuCo and/or their corporate parents. In addition, Enerchange US would provide any guarantee arising out of Enerchange Canada's General Partner Interest in QuickTrade Canada, and National and/or LHI would ultimately provide a guarantee of no more than 14.5% of Enerchange US's obligation.

     In other words, National and/or LHI would not guarantee any more than 14.5% of any obligation of QuickTrade Canada, which is the new real operating entity. Such guarantees would include guarantees of obligations associated with agreements relating to the transportation, storage, or supply (including marketing) of natural gas.

     QuickTrade Canada may find it necessary to issue some kind of assurance to its customers that QuickTrade Canada will be able to perform its commitments. For example, to induce customers to enter into transactions with other subscribers on an anonymous basis:
     QuickTrade Canada may have to commit to a buyer that the gas he buys will arrive where and when it is supposed to;

     if the seller doesn't perform, QuickTrade Canada would make the gas appear as committed; and

     QuickTrade Canada would recover its cost of performance from the seller, either from security previously posted by the seller or otherwise.

     Buyers may require some evidence that QuickTrade Canada is able to perform in such situations. LHI's indirect interest in QuickTrade Canada would amount to no more than 14.5% of QuickTrade Canada. LHI and/or National would therefore not guarantee any more than 14.5% of any QuickTrade Canada obligation.

     CanDuCo, Enerchange Canada and QuickTrade Canada will not start out having sufficient unencumbered assets to obtain letters of credit. In any event, the fees associated with letters of credit could be saved if a parent guarantee was provided in lieu of such letters of credit. In the alternative, LHI, CanDuCo, Enerchange Canada and QuickTrade Canada might be able to secure letters of credit or otherwise meet the pipeline creditworthiness requirements if the letters of credit were backed by National's guarantee of the obligations of LHI, CanDuCo, Enerchange Canada and/or QuickTrade Canada, and by the other Members' parents' guarantees of the obligations of CanDuCo, Enerchange Canada and QuickTrade Canada.

     Such guarantees have become necessary to do business. The maximum total amount of such guarantees to be outstanding at any one time by National for the benefit of LHI, CanDuCo, Enerchange Canada and QuickTrade Canada or by LHI for the benefit of CanDuCo, Enerchange Canada and QuickTrade Canada, will not exceed $5 million. National and LHI are not asking the Commission to expand the $5 million guarantee limit applicable to LHI approved in the Enerchange US Proceeding, but seek only to add CanDuCo, Enerchange Canada and QuickTrade Canada to the list of entities whose obligations can be guaranteed within that $5 million limit. National and LHI seek authority to provide the additional guarantees described above through December 31, 2000.

     Neither National nor LHI would pay any fees, expenses or penalties associated with any of their guarantees. They could, however, as guarantor assume rights and obligations of CanDuCo, Enerchange Canada, QuickTrade Canada and/or LHI upon a payment default. LHI, CanDuCo, Enerchange Canada and QuickTrade Canada would be responsible to repay National or LHI for any payments National or LHI, as guarantor, must make on their behalf, and any expenses incurred or paid by National or LHI as guarantor.


H.   ANALYSIS

     As discussed in this filing, it is proposed that LHI will enter into the Purchase Agreement with NICOR whereby LHI will acquire, own and control 29.59184% of CanDuCo, (with the opportunity and/or obligation to acquire additional interests in CanDuCo from time to time). Section 9(a)(1) of the Act requires that this acquisition of a security or an interest in a business be preceded by the Commission's approval under Section 10(a)(3) of the Act.

     LHI and National may make additional capital contributions to CanDuCo, pursuant to Rule 45 (b)(4), and/or make loans to CanDuCo, pursuant to Rule 52(d).

     It is also proposed that LHI and National may act to guarantee a portion of the trade obligations of QuickTrade Canada and/or
CanDuCo.


(1)  Satisfaction of Requirements of Section 10(b) and 10(c)

     Section 10(b)(1) - The activities of LHI, CanDuCo, Enerchange Canada and QuickTrade Canada do not involve the acquisition of "utility assets" as defined by Section 2(a)(18) of the Act.
CanDuCo, Enerchange Canada and QuickTrade Canada will not be "gas utility compan[ies]" as defined in Section 2(a)(4) of the Act, in that CanDuCo, Enerchange Canada and QuickTrade Canada will not "own or operate facilities used for the distribution at retail of natural or manufactured gas for heat, light or power." Accordingly, LHI's acquisition of an interest in CanDuCo cannot possibly tend "towards interlocking relations or the concentration of control of public-utility companies," the concern of Section 10(b)(1) of the Act.

     Section 10(b)(2) - As discussed above, the proposed activities of LHI and CanDuCo do not involve the acquisition of utility assets or an interest in a gas utility company. The Acquired Interest (a 29.59184% ownership interest in CanDuCo) might be thought to be a "security", in which case Section 10(b)(2) would be applicable. The Applicants submit that the total consideration (which includes no fees, commissions or other remuneration not disclosed in this application/declaration) paid directly by LHI to NICOR and to CanDuCo (no consideration being paid indirectly) in connection with this acquisition is reasonable. The Applicants further submit that the acquisitions will not unduly complicate the capital structure of National (the holding company) or be detrimental to the public interest or the interest of investors or consumers or the proper functioning of National's holding company system. See Item 1(H)(2) below for additional discussion of the benefits to consumers of the Proposed Transaction.

     Section 10(b)(3) - The proposed investment by LHI in CanDuCo will have a de minimis effect on the capital structure of the National Fuel System. Further, as discussed at Item 1(H)(2) below, these Proposed Transactions will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

     Section 10(c)(1) - Since this filing does not involve the acquisition of utility assets or securities of a gas or electric company, Section 8 of the Act is not applicable. Also, as discussed at Item 1(H)(2) below, LHI's investment in CanDuCo is not detrimental to the provisions of Section 11 of the Act.

     Section 10(c)(2) - Again, as this filing does not involve the acquisition of utility assets or securities of a public utility or holding company, this section is not applicable.

     An exemption from competitive bidding is available because no underwriting or public sale of securities is involved, and competitive bidding is not necessary or appropriate in the public interest or for the protection of investors or consumers.


(2)  Applicability of the Gas Related Activities Act

     National and its subsidiaries (the "National Fuel System" or the "System") are engaged principally in the exploration, production, purchasing, gathering, transmission, storage, marketing and distribution of natural gas. As a result of state and federal legislation and regulatory developments, the roles and functions of gas pipeline and distribution companies have in recent years changed drastically. The passage by Congress of the Gas Related Activities Act in 1990, Pub. L. No. 101-572 (1990) (hereinafter referred to as the "GRAA") acknowledged the changing structure of the natural gas industry. Under the Section 11(b) of the Act, all proposed investments by Public Utility Holding Companies and their subsidiaries are scrutinized by the Commission to insure that the investments are necessary or appropriate to the operation of an integrated public utility system.

     Section 2(a) of the GRAA provides in effect that the investment by LHI in CanDuCo, and the activities of CanDuCo and QuickTrade Canada involving the transportation and storage of natural gas are deemed, for purposes of Section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of the National Fuel System. The transportation- and storage-related services which QuickTrade Canada (and, indirectly, Enerchange Canada and CanDuCo) will provide will comprise the predominance of its business. Under Section 2(a) of the GRAA, the proposed investment by LHI in CanDuCo, and the transportation- and storage-related activities of CanDuCo, therefore automatically satisfy Section 11 of the Act.

     Section 2(b) of the GRAA provides in effect that the acquisition by LHI of an interest in CanDuCo, and the activities of CanDuCo related to the supply of natural gas, including marketing or other similar activities, are deemed, for purposes of Section 11(b)(1) of the Act, to be reasonably incidental or economically necessary or appropriate to the operation of the National Fuel System if the Commission determines that such acquisition:

          is in the interest of consumers of National's subsidiaries, including National Fuel Gas Distribution
          Corporation ("Distribution"); and

          will not be detrimental to the interests of consumers of National's subsidiaries (including
          Distribution) or to the proper functioning of the National
          Fuel System.

     The activities of CanDuCo, Enerchange Canada and QuickTrade Canada are expected to benefit utility customers, including Distribution's customers, by making the market for natural gas more efficient, more transparent and therefore more competitive.
Improved efficiency in the market should result in Distribution paying less for Canadian natural gas, and also for US natural gas which competes with Canadian natural gas. In turn, Distribution can offer such gas at lower prices to its consumers.


I.   RULE 16 EXEMPTIONS

     In order for a Rule 16 exemption to be applicable, the entity seeking the exemption and its affiliates must satisfy four conditions. These conditions state:

          (i) the entity must not be a "public utility company" as defined in Section 2(a)(5) of the Act;

          (ii) the entity will be engaged primarily in arranging for storage, transportation and supply of natural gas;

        (iii)  no more than 50% of the entity's voting
               interest can be "owned, directly or
               indirectly, by one or more registered
               holding companies"; and

          (iv) the Commission will have approved the acquisition of the interest pursuant to the application/declaration.


(1)  CanDuCo's Rule 16 Exemption

     Because LHI, a wholly-owned subsidiary of National, will control 29.59184% of the voting interests of CanDuCo, CanDuCo will be a "subsidiary" of LHI under Section 2(a)(8) of the Act, and as a subsidiary will be a part of National's "holding company system" under Section 2(a)(9), and therefore an "associate company" of National under Section 2(a)(10) of the Act. However, CanDuCo and its affiliates, as defined in Section 2(a)(11) of the Act, in particular NICOR and PE, will be exempt from all obligations, duties and liabilities otherwise imposed upon it by the Act, as a result of Rule 16 promulgated under the Act (17 CFR Section 250.16).

     CanDuCo satisfies all four conditions set forth for the applicability of a Rule 16 exemption.


(2)  Enerchange Canada's Rule 16 Exemption

     Because LHI, a wholly-owned subsidiary of National, will control 14.5% of the voting interests of Enerchange US, and Enerchange Canada will be a wholly-owned subsidiary of Enerchange US, Enerchange Canada will be a "subsidiary" of LHI under Section 2(a)(8) of the Act, and as a subsidiary will be a part of National's "holding company system" under Section 2(a)(9), and therefore an "associate company" of National under Section 2(a)(10) of the Act. However, Enerchange Canada and its affiliates, as defined in Section 2(a)(11) of the Act, in particular NICOR, Hub Services, Inc., PE and Enerchange US, will be exempt from all obligations, duties and liabilities otherwise imposed upon it by the Act, as a result of Rule 16 promulgated under the Act (17 CFR Section 250.16).

     Enerchange Canada satisfies all four conditions set forth for the applicability of a Rule 16 exemption.


(3)  QuickTrade Canada's Rule 16 Exemption

     Because LHI, a wholly-owned subsidiary of National, will control 29.59184% of the voting interests of CanDuCo, and CanDuCo controls 48.51% of the voting interests of QuickTrade Canada, QuickTrade Canada will be a subsidiary of CanDuCo, and thus a "subsidiary" of LHI under Section 2(a)(8) of the Act, and as a subsidiary will be a part of National's "holding company system" under Section 2(a)(9), and therefore an "associate company" of National under Section 2(a)(10) of the Act. However, QuickTrade Canada and its affiliates, as defined in Section 2(a)(11) of the Act, in particular NICOR, NGC and PE, will be exempt from all obligations, duties and liabilities otherwise imposed upon it by the Act, as a result of Rule 16 promulgated under the Act (17 CFR
Section 250.16).

     QuickTrade Canada satisfies all four conditions set forth for the applicability of a Rule 16 exemption.



J.   FINANCING

     After LHI's payment of the initial purchase price for its acquisition of a 29.59184% interest in CanDuCo (the amount of which is contained in the financial exhibits), National and LHI expect that there may be subsequent capital contributions made, without interest, to CanDuCo by LHI, pursuant to rule 45(b)(4). There are three ways in which LHI may finance these subsequent capital contributions:

          (i)  LHI may receive money as a
               distribution from Enerchange US.

          (ii) LHI may borrow under its existing
               authority in National's "money
               pool". LHI's participation in the
               money pool was authorized in HCAR
               No. 35-25964, dated December 29,
               1993.

         (iii) LHI may receive capital
               contributions or open account
               advances from National, pursuant
               to Rule 45(b)(4).

     LHI may make loans to CanDuCo. If so, these loans, with interest, can be made pursuant to Rule 52(d).

     It is expected, however that QuickTrade Canada will function entirely from its own revenue and from money it borrows from Enerchange US. Pursuant to Rule 16, Enerchange US can lend money and take back notes from QuickTrade Canada. LHI's participation in Enerchange US has already been approved by the Commission in the Enerchange US Proceeding.



Item 2.   Fees, Commissions and Expenses.

     It is estimated that the expenses to be incurred by National and LHI in connection with the herein Proposed Transactions are as follows:

Filing Fee                                   $2,000
Fees and Expenses of Counsel  (a)            $2,000
 - Estimated

     (a)  Stryker, Tams & Dill



Item 3.   Applicable Statutory Provisions

     Sections 9(a), 10, 11(b), 12(b), 13(b) of the Act and Rules 16, 23, 24, 45, 51 and 52, and the Gas Related Activities Act of 1990 are all considered applicable to the Proposed Transactions.

     The applicability of each of the sections and rules to each of the Proposed Transactions are set out as follows:

Proposed Transaction     Applicable Provisions of the Act

LHI's acquisition of     Section 9(a), 10, 11(b) and the
an interest in           Gas Related Activities Act
CanDuCo                  Rules 23, 24, 51

LHI's possible loan(s)   Section 12(b)
to CanDuCo               Rules 23, 24, 45 and 52

Guarantee by National    Section 12(b)
and LHI of Obligations   Rules 23, 24 45
of CanDuCo and
QuickTrade Canada

Operations of CanDuCo    Section 13(b), Rule 16 and the
                         Gas Related Activities Act

     To the extent that any Proposed Transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.



Item 4.   Regulatory Approval.

     No federal regulatory authority, other than the Commission, has jurisdiction over the Proposed Transactions.

     No state regulatory authority has jurisdiction over the proposed transactions.



Item 5.   Procedure.

     Pursuant to the provisions of Rule 62, the Commission is requested to issue an Order permitting the Declaration to become effective as soon as possible with respect to consummation of the transactions described herein.

     Pursuant to Rule 24, Applicant-Declarants will provide on a quarterly basis an income statement and balance sheet reflecting the activities of LHI, bearing the File Number of this proceeding regarding LHI. Those Rule 24 filings will display LHI's allocated share of the profits/losses of CanDuCo. If LHI's income statement reflects a net loss for a consecutive twelve (12) month period, at the request of the Commission, a more detailed income statement and balance sheet would be provided in the form as mutually agreed by LHI and the Commission Staff. Applicant-Declarants request permission to file such information within 45 days after the end of each quarter. LHI asks (partly at the request of other Members of CanDuCo) that the Commission not require the Applicant-Declarants to provide income statements and balance sheets for CanDuCo because (i) CanDuCo does not otherwise intend to make its financial statements publicly available, (ii) CanDuCo will be an owner of a highly competitive business in which information such as that displayed on CanDuCo's financial statements will have commercial value, and (iii) LHI would be only a minority owner of CanDuCo without any actual control over the persons who will generate CanDuCo's financial statements.

     Within six months after the effective date of the order, LHI shall file with the Commission, in accordance with Section 15 of the Act and pursuant to Rule 24, a copy of the accounting system maintained by LHI and CanDuCo as well as any cost allocation methodology, work order procedures and cost accounting procedures needed to collect and account for the income and expenses of the activities of LHI and CanDuCo. This is to include the allocation of CanDuCo's profits to LHI and the other Members.

     Applicant/Declarants respectfully request that the Commission's Order herein be entered pursuant to the provisions of Rule 23. If a hearing be ordered, Applicant/Declarants waive a recommended decision by a Hearing Officer, or any other responsible officer of the Commission, agree that the Division of Investment Management may assist in the preparation of the Commission's decision and request that there be no waiting period between the issuance of the Commission's Order and the date on which it becomes effective.

     The Applicants hereby request that certain information contained in the Exhibits hereto, as indicated in the index to Exhibits (the "Information") be kept confidential pursuant to Rule 104(b) [17 CFR Section 250.104(b)].

     Public disclosure of the Information is not necessary or appropriate in the public interest or for the protection of investors or consumers. The Information describes the purchase price of the Acquired Interest and other financial information relating to CanDuCo, Enerchange Canada, QuickTrade Canada and the financial effect of the proposed transactions on LHI and on the National Fuel System.

     The amounts involved are orders of magnitude too small to be material to either investors or consumers. LHI expects to invest a fraction of 1% of National's capitalization in its interest in CanDuCo during the first year of operation.

     The people who would be most interested in the Information would be the marketers, hub operators and computer service providers who would be in competition with QuickTrade Canada. These people typically operate with a minimal capital investment and very tight margins in a highly competitive environment. In this environment, information on a competitor's costs, margins, plans and projections is a valuable trade secret, and is treated by all the competitors as confidential, proprietary information.

     These competitors can not obtain the Information anywhere else. The Applicants cannot obtain similar information about their competitors. The Applicants firmly believe that the investing and consuming public would be best served by allowing the Information to remain confidential, thereby permitting CanDuCo, Enerchange Canada and QuickTrade Canada to compete on an equal basis with their competitors.



Item 6.   Exhibits and Financial Statements.

     The following exhibits and financial statements are made part of this Application-Declaration:


     (a)  Exhibits

          A-1  Restated Certificate of Incorporation of National
               Fuel Gas Company, dated March 15, 1985 Incorporated by Reference to Exhibit A-4 in File No. 70-6667).

          A-2 Certificate of Amendment of Restated Certificate of Incorporation of National Fuel Gas Company, dated
               March 9, 1987 (Incorporated by Reference to Exhibit A-3 in File No. 70-7334).

          A-3 Certificate of Amendment of Restated Certificate of Incorporation of National Fuel Gas Company, dated
               February 22, 1988 (Incorporated by Reference to
               Exhibit B-5 in File No. 70-7478).

          A-4 Certificate of Amendment of Restated Certificate of Incorporation, dated March 17, 1992. (Incorporated by Reference to Exhibit A-4 in File No. 70-8109).

          A-5  Bylaws of National Fuel Gas Company, as amended.
               (Incorporated by Reference to Exhibit A-5 in File No.
               70-8109).

          A-6 Form of Pre-Purchase Agreement (Designated as Exhibit EX-2 for EDGAR purposes). (Note that Exhibit A to the Pre-Purchase Agreement is included as Exhibit A-7). A PORTION OF THIS AGREEMENT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(b).

          A-7 Form of Purchase Agreement (Designated as Exhibit EX-2 for EDGAR purposes). A PORTION OF THIS AGREEMENT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104(B). (to be provided by amendment)

          A-8 Articles of Association of CanDuCo (to be provided by amendment)

          E-1 Chart illustrating the proposed and related transactions (Designated as Exhibit EX-99 for EDGAR purposes).

          F-1  Opinion of Stryker, Tams and Dill (Designated as
               Exhibit EX-5 for EDGAR purposes). (to be provided by amendment)

          F-2 Opinion of James R. Peterson (Designated as EX-5 for EDGAR purposes). (to be provided by amendment)

          G-1  Financial Data Schedules
               NOT INCLUDED BECAUSE ALL OF THE FINANCIAL STATEMENT EXHIBITS ARE SUBJECT TO A REQUEST FOR CONFIDENTIAL
               TREATMENT UNDER RULE 104 (b).

          H-1 Proposed form of public notice (Designated as Exhibit EX-99 for EDGAR purposes).


     (b)  Financial Statements

          S-1 National Fuel Gas Company and Subsidiaries Pro Forma Consolidated Statement of Income and Earnings Reinvested in the Business for the twelve months ended February 28, 1997, Pro Forma Consolidated Balance Sheet at February 28, 1997 and Pro Forma Adjusting Entries. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104 (b).

          S-2 Leidy Hub, Inc. Pro Forma Statement of Income and Earnings Reinvested in the Business for the twelve months ended February 28, 1997, Pro Forma Balance Sheet at February 28, 1997 and Pro Forma Adjusting Entries. THIS EXHIBIT IS SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 104 (b).

          S-3  Notes to Financial Statements.  THIS EXHIBIT IS
               SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER
               RULE 104 (b).

          S-4 CanDuCo Company Condensed Balance Sheet at February 28,1997. This financial statement, as agreed to by the parties to the formation of CanDuCo, (and not prepared by representatives of the Applicant-Declarants) is incorporated in Exhibit A-6. (to be provided by amendment)

     There have been no material changes not in the ordinary course of business since February 28, 1997.


Item 7.   Information as to Environmental Effects.

     The proposed transactions outlined herein involve no major action which will significantly effect the quality of the human environment.

     No federal agency has prepared or is preparing an environmental impact statement with respect to the transactions proposed in this Declaration.



                             SIGNATURES

     Pursuant to the requirements of the Public Holding Utility
Company Act of 1935, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.



                         NATIONAL FUEL GAS COMPANY

                         By: /s/ A. M. Cellino
                              A. M. Cellino
                              Secretary



                         LEIDY HUB, INC.

                         By: /s/ Walter E. DeForest
                              Walter E. DeForest
                              President

Dated:  June 27, 1997